                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (Amendment No. 6)1

                            LAYNE CHRISTENSEN COMPANY
                            -------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    521050104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 21, 2004
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /_/.

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------
1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

------------------------                            ----------------------------
CUSIP No. 521050104                  13D                      Page 2 of 10 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,435,818
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,435,818
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,435,818
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                            ----------------------------
CUSIP No. 521050104                  13D                      Page 3 of 10 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,435,818
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,435,818
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,435,818
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     00
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                            ----------------------------
CUSIP No. 521050104                  13D                      Page 4 of 10 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,440,818(1)
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,440,818(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,440,818(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes  5,000 shares of Common Stock  underlying  options  granted to Mr.
     Lichtenstein that are exercisable within 60 days of the date hereof.

------------------------                            ----------------------------
CUSIP No. 521050104                  13D                      Page 5 of 10 Pages
------------------------                            ----------------------------

          The following  constitutes  Amendment No. 6 ("Amendment No. 6") to the
Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule
13D as specifically set forth.

     Item 3 is hereby amended and restated to read as follows:

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          The aggregate  purchase  price of the 1,435,818  Shares owned by Steel
Partners II is $15,850,281, including brokerage commissions. The Shares owned by
Steel Partners II were acquired with partnership funds.

     Item 4 is hereby amended to add the following:

          On December  21,  2004,  Steel  Partners II  delivered a letter with a supporting  statement  to the Issuer  submitting,  pursuant to Rule 14a-8 of the
Securities  Exchange  Act of 1934,  as  amended,  a proposal  to  eliminate  the classification  of the Board of Directors  for  inclusion in the Issuer's  proxy statement at the next annual meeting of  stockholders.  A copy of this letter is attached hereto as Exhibit 1 and is incorporated herein by reference.

     Item 5(a) is hereby amended and restated to read as follows:

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon  12,599,444  Shares  outstanding,  which is the total number of Shares outstanding as of December 7, 2004, as reported in the Issuer's
Quarterly Report on Form 10-Q filed with the Securities and Exchange  Commission on December 10, 2004.

          As of the close of business on December  20, 2004,  Steel  Partners II beneficially  owned 1,435,818 Shares,  constituting  approximately  11.4% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 1,435,818  Shares owned by Steel Partners
II, constituting approximately 11.4% of the Shares outstanding. Mr. Lichtenstein beneficially owned 1,440,818 Shares (consisting of (i) 1,435,818 Shares owned by
Steel  Partners  II that Mr.  Lichtenstein,  as the sole  executive  officer and managing  member of Partners LLC, which in turn is the general  partner of Steel
Partners II, may be deemed to beneficially own and (ii) 5,000 Shares  underlying options  exercisable  within 60 days of the date  hereof  directly  owned by Mr.
Lichtenstein),  constituting approximately 11.4% of the Shares outstanding.  Mr.
Lichtenstein has sole voting and dispositive power with respect to the 1,435,818
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

     Item 7 is hereby amended to add the following exhibits:

         3.    Letter from Steel Partners II, L.P. to the Corporate Secretary of
               Layne Christensen Company,  dated December 21, 2004, submitting a stockholder proposal (enclosures omitted).

------------------------                            ----------------------------
CUSIP No. 521050104                  13D                      Page 6 of 10 Pages
------------------------                            ----------------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:  December 21, 2004                     STEEL PARTNERS II, L.P.

                                        By: Steel Partners, L.L.C.
                                            General Partner

                                        By: /s/ Warren G. Lichtenstein
                                           -------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                        STEEL PARTNERS, L.L.C.

                                        By: /s/ Warren G. Lichtenstein
                                           -------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                        /s/ Warren G. Lichtenstein
                                        -----------------------------------
                                        WARREN G. LICHTENSTEIN

------------------------                            ----------------------------
CUSIP No. 521050104                  13D                      Page 7 of 10 Pages
------------------------                            ----------------------------

                                  EXHIBIT INDEX

      EXHIBIT                                                        PAGE

1.    Joint Filing Agreement by and among Steel Partners II,          --
      L.P.,   Steel   Partners,   L.L.C.   and   Warren   G.
      Lichtenstein,   dated  December  2,  2003  (previously
      filed).

2.    Purchase  Trading Plan  Agreement by and between Steel          --
      Partners II, L.P. and Mutual  Securities,  Inc., dated
      January 15, 2004 (previously filed).

3.    Letter from Steel  Partners II, L.P. to the  Corporate        8 to 10
      Secretary of Layne Christensen Company, dated December
      21,   2004,    submitting   a   stockholder   proposal
      (enclosures omitted).

------------------------                            ----------------------------
CUSIP No. 521050104                  13D                      Page 8 of 10 Pages
------------------------                            ----------------------------

                             STEEL PARTNERS II, L.P.
                         590 Madison Avenue, 32nd Floor
                            New York, New York 10022

                                December 21, 2004

VIA FEDERAL EXPRESS

Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, Kansas 66205
Attention: Corporate Secretary

Ladies and Gentlemen:

     Steel Partners II, L.P. ("Steel") is submitting the attached resolution and supporting  statement for inclusion in the proxy statement of Layne  Christensen
Company ("Layne")  relating to the next annual meeting of stockholders of Layne.
The resolution and supporting  statement  attached  hereto as EXHIBIT A requests that  the  Board  of  Directors  take  the  steps  necessary  to  eliminate  the classification  of the  Board of  Directors  of Layne  and to  require  that all directors stand for election annually.

     As of the date hereof, Steel is the beneficial owner of 1,435,818 shares of common  stock of Layne and intends to hold such  shares  through the date of the next annual  meeting of  stockholders.  Enclosed  are copies of the Schedule 13D filed by Steel on December  3, 2003 and all  subsequent  Schedules  13D filed by
Steel reporting a change in its ownership  level.  As of the date hereof,  Steel has  continuously  held at least  $2,000 in market  value or up to 1% of Layne's securities entitled to be voted on the proposal for at least one year.

     Steel's  representatives  will  appear  in  person or by proxy to bring the resolution before the meeting.

     This notice is submitted in  accordance  with Rule 14a-8 of the  Securities
Exchange  Act of 1934,  as  amended.  We  assume  the  attached  resolution  and supporting  statement  will be included in Layne's  proxy  material for its next annual  meeting of  stockholders  unless Steel is advised  otherwise in writing.
Should you have any questions regarding this matter, please call the undersigned at (212) 758-3232.

                                               Very truly yours,

                                               Steel Partners II, L.P.

                                               By: Steel Partners, L.L.C.
                                                   General Partner

                                               By: /s/ Warren G. Lichtenstein
                                                   --------------------------
                                                   Warren G. Lichtenstein
                                                   Chief Executive Officer

------------------------                            ----------------------------
CUSIP No. 521050104                  13D                      Page 9 of 10 Pages
------------------------                            ----------------------------

                                    EXHIBIT A

STOCKHOLDER PROPOSAL

               RESOLVED,  that  the  stockholders  of  Layne
          Christensen  Company  request  that  the  Board of
          Directors  take the necessary  steps to declassify
          the Board of  Directors  and to  require  that all
          directors stand for election  annually.  The Board
          declassification  shall be done in a  manner  that
          does not affect the  unexpired  terms of directors
          previously elected.

SUPPORTING STATEMENT

     We  believe  the  election  of  directors  is the  most  powerful  way that stockholders  influence the strategic direction of a public company.  Currently, the Board of  Directors  of Layne  Christensen  is divided  into  three  classes serving staggered  three-year terms. It is our belief that the classification of the Board of Directors is not in the best interests of Layne Christensen and its
stockholders   because  it  reduces   accountability   and  is  an   unnecessary
anti-takeover  device. The elimination of the staggered board would require each
director  to  stand  for  election   annually.   We  believe  that  such  annual
accountability  would serve to keep directors closely focused on the performance of top executives and on maximizing  stockholder value. Concerns that the annual election of directors would have a  destabilizing  impact by leaving our company without experienced board members in the event that all incumbents are voted out are  unfounded.  In the unlikely  event the owners  should choose to replace the entire board,  it would be obvious that the incumbent  directors'  contributions were not valued.

     A classified  board of directors  protects the  incumbency  of the board of directors  and  current  management,  which  in turn  limits  accountability  to
stockholders.   It  is  our  belief  Layne  Christensen's  corporate  governance procedures  and  practices,  and the  level of  management  accountability  they impose,  are related to the  financial  performance  of the company.  We believe sound corporate governance practices,  such as the annual election of directors, will impose the level of management accountability necessary to help insure that a good performance record continues over the long term.

     Increasingly,  classified  boards  like  that of Layne  Christensen's  have become  unpopular in recent years.  Institutional  investors are calling for the end of this system.  California's  Public Employees  Retirement System, New York
City pension funds,  New York State pension funds and many others  including the
Council of Institutional Investors, and Institutional  Shareholder Services, one
of the most influential proxy evaluation services, support this position.

     During the past few years a majority of  stockholders  supported  proposals asking  their  boards  to  repeal  classified  board  structures  at a number of respected companies,  including FedEx, Baker Hughes, Starwood Hotels,  Honeywell
International, Morgan Stanley and Tellabs.

------------------------                            ----------------------------
CUSIP No. 521050104                  13D                      Page 10 of 10 Pages
------------------------                            ----------------------------

     For a greater voice in the governance of Layne Christensen and annual Board of Directors accountability we ask stockholders to vote YES on this proposal.